FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

Terra Nova Gold Corp.
(Translation of registrant’s name into English)

Suite 1360, 605 Robson Street, Vancouver, BC Canada V6B 5J3
(Address of principal executive officer)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ✓        Form 40-F ________

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ________        No: : ✓

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_________.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Terra Nova Gold Corp.
                Registrant

Dated: March 31, 2004                                                   By :    /s/Harvey Keats/s/
Title:     President

Terra Nova Gold Corp.

Quarterly Financial Statements
For The Six Months Ended January 31, 2004
(Unaudited)

TERRA NOVA GOLD CORP.
(An exploration stage company)
Balance Sheets
(Canadian Dollars)
(Unaudited)

	January 31,	July 31,
	2004	2003

ASSETS

Current assets
Cash and cash equivalents	$ 1,770,152	$ 43,501
Amounts receivable	15,639	18,064
Advances for exploration	-	4,010
Prepaid expenses	322	-

	1,786,113	65,575

Property, plant and equipment	8,415	7,859

Mineral properties (note 4)	262,540	137,540

	$ 2,057,068	$ 210,974

LIABILITIES AND SHAREHOLDERS' EQUITY

Current liabilities
Accounts payable and accrued liabilities	$ 94,770	$ 67,049
Loans payable	-	8,300

	94,770	75,349

Shareholders' equity
Share capital (note 5)	13,881,618	11,794,888
Deficit	(11,919,320)	(11,659,263)

	1,962,298	135,625

	$ 2,057,068	$ 210,974

Commitments (note 4)

Approved by the Directors:

"Harvey Keats"

"David Patterson"

TERRA NOVA GOLD CORP.
(An exploration stage company)
Statements of Deficit
(Canadian Dollars)
(Unaudited)

		Six months ended January 31,
	2004	2003

		(restated - note 3)

Deficit, beginning of period	$ (11,659,263)	$ (10,993,429)

Loss for the period	(260,057)	(474,914)

Deficit, end of period	$ (11,919,320)	$ (11,468,343)

TERRA NOVA GOLD CORP.
(An exploration stage company)
Statements of Operations
(Canadian Dollars)
(Unaudited)

		Three months ended January 31,		Six months ended January 31,
	2004	2003	2004	2003

		(restated - note 3)		(restated - note 3)
Expenses
Accounting and auditing fees	$ -	$ -	$ -	$ 7,281
Administration fees	21,000	12,000	42,000	28,000
Amortization	1,798	1,461	3,226	2,835
Consulting fees	-	8,100	-	30,256
Exploration expenditures (schedule 1)	(52,906)	146,410	111,164	185,298
Filing fees	2,190	4,759	13,244	17,474
Legal fees	3,750	8,735	3,750	10,977
Management fees	31,934	-	52,267	-
Office and miscellaneous	20,828	7,949	21,356	9,744
Printing	1,679	5,685	1,976	17,365
Promotion	5,118	21,176	5,230	94,056
Rent	3,000	8,400	6,000	14,200
Telephone and communications	1,907	5,346	3,518	8,334
Transfer agent fees	2,047	2,070	3,296	2,710
Travel	405	6,291	10,971	36,845
Less: interest income	(10,137)	(249)	(17,941)	(756)

Loss before other items	(32,613)	(238,133)	(260,057)	(464,619)

Other items
Gain on sale of marketable securities	-	3,105	-	3,105
Write-down of marketable securities	-	-	-	(13,400)

Loss for the period	$ (32,613)	$ (235,028)	$ (260,057)	$ (474,914)

Basic and diluted loss per share	$ -	$ (0.03)	$ (0.02)	$ (0.07)

Weighted average number of
shares outstanding	20,044,202	7,212,328	17,271,156	7,057,640

TERRA NOVA GOLD CORP.
(An exploration stage company)
Statements of Cash Flows
(Canadian Dollars)
(Unaudited)

		Three months ended January 31,		Six months ended January 31,
Cash provided by (used for):	2004	2003	2004	2003

		(restated - note 3)		(restated - note 3)
Operating activities
Loss for the period	$ (32,613)	$ (235,028)	$ (260,057)	$ (474,914)
Items not involving cash:
Amortization	1,798	1,461	3,226	2,835
Gain on sale of marketable securities	-	(3,105)	-	(3,105)
Write-down of marketable securities	-	-	-	13,400
Changes in non-cash operating
working capital items:
Amounts receivable	11,057	(12,641)	2,425	(19,781)
Advances for exploration	-	-	4,010	-
Prepaid expenses	1,852	(2,396)	(322)	14,533
Accounts payable and accrued liabilities	(150,067)	20,717	(47,279)	23,651

	(167,973)	(230,992)	(297,997)	(443,381)

Financing activities
Loans payable	-	-	(8,300)	-
Warrant subscriptions received	-	65,400	-	65,400
Common shares issued for cash	-	144,100	2,086,730	204,100

	-	209,500	2,078,430	269,500

Investing activities
Sale of marketable securities	-	28,205	-	28,205
Expenditures on mineral properties	(50,000)	(5,000)	(50,000)	(20,000)
Purchases of property, plant and equipment	(3,782)	(701)	(3,782)	(10,347)

	(53,782)	22,504	(53,782)	(2,142)

Increase (decrease) in cash	(221,755)	1,012	1,726,651	(176,023)

Cash and cash equivalents,
beginning of period	1,991,907	115,449	43,501	292,484

Cash and cash equivalents, end of period	$ 1,770,152	$ 116,461	$ 1,770,152	$ 116,461

Non-cash investing activities
Shares issued/to be issued for acquisition
of mineral properties	$ 75,000	$ 3,600	$ 75,000	$ 33,600

TERRA NOVA GOLD CORP. (An exploration stage company) Notes to the Financial Statements January 31, 2004 (Canadian Dollars) (Unaudited)
1.    Nature of Operations and Basis of Presentation

        The Company is a public company incorporated under the Company Act, British Columbia. Its shares are listed on the TSX Venture Exchange, the Frankfurt Stock Exchange and the Berlin Stock Exchange. The principal business of the Company is exploration of mineral properties. As of the date of this report, the Company has not determined whether its mineral properties contain ore reserves that are economically recoverable. The recoverability of amounts shown for mineral properties is dependent upon the discovery of economically recoverable reserves, the ability of the Company to obtain necessary financing to complete the exploration of the property and future profitable production from the property or proceeds from disposition.

        These interim financial statements have been prepared in accordance with Canadian generally accepted accounting principles for interim financial information. Accordingly, they do not include all of the information and notes to the financial statements required by generally accepted accounting principles for complete financial statements. In the opinion of management, all adjustments (consisting of normal recurring accruals) considered necessary for fair presentation have been included. Operating results for the six month period ended January 31, 2004 are not necessarily indicative of the results that may be expected for the year ended July 31, 2004. The balance sheet at July 31, 2003 has been derived from the audited financial statements at that date but does not include all of the information and footnotes required by generally accepted accounting principles for complete financial statements.

2.    Significant Accounting Policies

These interim financial statements have been prepared by management in accordance with the accounting policies described in the Company’s annual financial statements for the year ended July 31, 2003 except that the Company has adopted the new recommendations of the Canadian Institute of Chartered Accountants Handbook section 3870, Stock-based Compensation and Other Stock-based Payments , effective August 1, 2003.

This new policy requires that a fair value based method of accounting must be used for all stock-based payments to employees, directors and non-employees. The old policy only required a fair value based method of accounting for direct awards of stock, stock appreciation rights, and awards that call for settlement in cash or other assets. Also, only stock options granted to non-employees had to be accounted for using a fair value based method.

Accordingly, starting August 1, 2003, compensation expense is determined when stock options are granted and is recognized over the vesting period of the options. The compensation expense is determined as the fair value of the option at the date of grant using an option pricing model.

The Company has chosen early adoption of this new policy and therefore will be accounting for the fair value of stock-based payments on a prospective basis with no restatement of prior periods.

For further information, refer to the financial statements and notes thereto included in the Company’s Annual Report to Shareholders for the year ended July 31, 2003.

3.    Change in Accounting Policy

Effective July 31, 2003, the Company changed its method of accounting for mineral exploration expenditures, from deferring them until the viability of a project was determined, to charging them to operations as incurred. Under the new policy, only expenditures incurred on properties identified as having substantial evidence that a commercial body of ore has been located are capitalized and accounted for in accordance with the Company’s accounting policy for mineral properties.

As a result of this change, the January 31, 2003 comparative figures have been restated for comparative purposes. The loss has been increased by $185,298 to $474,914 and loss per share has increased by $0.03 to $0.07 for the six months ended January 31, 2003 while the loss has been increased by $146,410 to $235,028 and loss per share has increased by $0.02 to $0.03 for the three months ended January 31, 2003.

4.    Mineral Properties

	Cape	South
	Ray	Quinn	Total

Balance at July 31, 2003	$ 120,100	$ 17,440	$ 137,540
Option payments	125,000	-	125,000

Balance at January 31, 2004	$ 245,100	$ 17,440	$ 262,540

South Quinn Lake Property

On May 24, 2002, the Company entered into an option agreement with South Coast Ventures Inc. ("South Coast") to acquire a 100% undivided interest in and to 36 mineral claims comprising the South Quinn Lake gold property located in central Newfoundland. The Company’s option earn-in commitments are follows:

	Cash		Share		Exploration
Payments to be made on or before	Payments		Payments		Expenditures

May 23, 2002	$ 5,000	(paid)	20,000	(issued)
November 23, 2002	$ 5,000	(paid)	30,000	(issued)
May 23, 2003	$ 15,000	(paid)	75,000	(issued)
May 23, 2004	$ 20,000		75,000
May 23, 2005	$ 30,000		100,000		$ 400,000

On May 12, 2003, the Company entered into an option and joint venture agreement with Bayswater Ventures Corp. ("Bayswater"), a company related by virtue of a common director, whereby the Company has granted to Bayswater an option to acquire 95% of the Company’s interest in the South Quinn Lake Property (the "Property"). Bayswater will earn its interest in the Property in consideration and through direct or indirect assumption of all of the Company’s remaining obligations to South Coast pursuant to the May 24, 2002 option agreement, as follows:

a)    Bayswater must pay to South Coast the following amounts:

i.    $15,000 on or before May 23, 2003 (paid);
ii.    an additional $20,000 on or before May 23, 2004; and
iii.    an additional $30,000 on or before May 23, 2005;

b)    Bayswater must incur an aggregate of $344,029 of work expenditures on the Property (the Company has incurred an aggregate of $55,971 of the required $400,000 of work expenditures on the Property) under the May 24, 2002 option agreement on or before May 23, 2005, of which Bayswater must incur at least $75,000 of expenditures on or before December 31, 2003, which date was subsequently extended to May 23, 2004; and

c)    The Company will remain responsible for the delivery of the Company share payments to South Coast pursuant to the May 24, 2002 option agreement, and in lieu thereof Bayswater will pay to the Company the market price equivalent (as of the date of each delivery) of the following shares of the Company:

                 i.  75,000 shares on or before May 23, 2003 (issued);
                     ii.    75,000 shares on or before May 23, 2004; and
                    iii.  100,000 shares on or before May 23 ,2005.

4.    Mineral Properties (cont’d)

d)    At any time during the 12 months following Bayswater’s exercise of the Option, the Company shall have the right, exercisable upon at least 30 days prior written notice, to purchase from Bayswater an additional 20% interest in the Property (to hold a 25% working interest therein), through the payment to Bayswater of an amount equal to 30% of the actual or deemed amounts of the Option Price paid hereunder and any subsequent amounts paid as expenditures on the Property, to the date of the notice.

Cape Ray

On August 15, 2002, the Company entered into an option agreement with South Coast to acquire a 100% interest in the Cape Ray property. The Cape Ray property consists of 46 mineral claims located in southwest Newfoundland. The Company’s option earn-in commitments are as follows:

	Cash		Share		Exploration
Payments to be made on or before	Payments		Payments		Expenditures

Upon signing	$ 5,000	(paid)
September 13, 2002	$ 10,000	(paid)	$ 30,000	(issued)
March 13, 2003	$ 25,000	(paid)	$ 50,000	(issued)	$ 50,000	(paid)
December 31, 2003	$ 50,000	(paid)	$ 75,000	(note 7)	$ 400,000	(paid)
December 31, 2004	$ 55,000		$ 75,000		$ 450,000
December 31, 2005	$ 125,000		$ 150,000		$ 500,000
December 31, 2006	$ 150,000		$ 150,000		$ 500,000

5.    Share Capital

	Number	Amount

Balance at July 31, 2003	9,158,236	$ 11,794,888
Exercise of warrants	60,000	13,700
Conversion of convertible debenture	10,825,966	2,073,030

Balance at January 31, 2004	20,044,202	$ 13,881,618

On August 27, 2003, the Company completed an investment agreement with Ocean Resources Capital Holdings Plc. ("ORCH"), a company whose shares were admitted to trading on the Alternative Investment Market ("AIM") of the London Stock Exchange on February 28, 2003, whereby, ORCH issued to the Company a total of 5,200,000 units in the capital of ORCH (the "Units") at £0.50 per Unit (each Unit consisting of one share and one warrant entitling the holder thereof to acquire one additional share together with one secondary warrant at any time following the issuance of the Units). As consideration, the Company issued to ORCH a loan note (the "Note") in the principal amount of £2,600,000. The Note was convertible and redeemable into common shares of the Company, was unsecured and bore interest at 12% per annum payable by half yearly installments on December 31 and June 30 of each year. The Company sold the 5,200,000 Units and realized net sale proceeds of $2,159,406. The Company paid a finder’s fee in the amount of $86,376.

5.    Share Capital (cont’d)

In accordance with the terms of the investment agreement, ORCH was granted the right to convert the entire £2,600,000 principal amount of the Note to common shares of the Company at C$0.60 per share, for 10,825,966 shares (the "Conversion Shares"), calculated on a previously agreed conversion ratio between the British pound and the Canadian dollar of 1 to 2.4983. No interest was due or payable on the Note at that time, and so no interest was converted.

In addition, the Company issued to ORCH 2,000,000 share purchase warrants entitling ORCH to acquire up to 2,000,000 common shares of the Company at $0.45 per common share expiring on September 8, 2005.

The debenture conversion price of $0.60 per Company common share and the £0.50 value of the ORCH units were established at the time that ORCH initiated discussions to invest in the Company. Subsequently, due to market conditions, ORCH and the Company agreed to proceed with the issuance of the convertible debenture, provided that ORCH was obligated to immediately convert the debenture into Company common shares. The Company required this obligation because the Company would not be able to realize proceeds on the sale of the Units equivalent to the face value of the convertible debenture.

Accordingly, the transaction has been accounted for as an issuance by the Company of 10,825,966 shares for the $2,159,409 realized on the sale of the Units. Share capital has been credited with $2,159,409 less a finder’s fee of $86,376.

6.    Related Party Transactions

Related parties are directors, officers and other companies with common directors and/or officers of the Company. Amounts due to/from related parties are non-interest bearing and without specific terms of repayment.

Related party transactions are in the normal course of operations and are measured at the exchange amount, which is the amount of consideration established and agreed to by the related parties.

The following is a summary of the related party transactions that occurred throughout the three months ended October 31:

	2003	2002

Management fees	$ 52,267	$ -
Promotion	$ -	$ 8,000

7.    Subsequent Events

a)    Subsequent to January 31, 2004, the Company issued 277,778 common shares to South Coast as consideration for the $75,000 share payment that was due on December 31, 2003 as per the Cape Ray option agreement (note 4).

b)    Subsequent to January 31, 2004, the Company granted 2,810,000 stock options with an exercise price of $0.35 per common share and expiring March 4, 2006.

TERRA NOVA GOLD CORP.
(An exploration stage company)
Exploration Expenditures				Schedule 1
(Canadian Dollars)
(Unaudited)

		Three months ended January 31,		Six months ended January 31,
	2004	2003	2004	2003

		(restated - note 3)		(restated - note 3)
Cape Ray Property
Drilling	$ 27,730	$ 52,632	$ 199,394	$ 52,632
Geochemistry	965	720	2,208	720
Geology	-	69,880	-	72,161
Geophysics	6,746	13,942	24,797	13,942
Government grants	(88,847)	-	(115,735)	-

	(53,406)	137,174	110,664	139,455

South Quinn Lake Property
Geology	500	8,236	500	44,843
Geophysics	-	1,000	-	1,000

	500	9,236	500	45,843

	$ (52,906)	$ 146,410	$ 111,164	$ 185,298

TERRA NOVA GOLD CORP. Schedule B - Supplementary Information For the Six Months Ended January 31, 2004

1.    Analysis of expenses and deferred costs

Please see the financial statements for a breakdown of deferred mineral property expenditures and exploration expenditures.

2.    Related party transactions

Please see the financial statements for a breakdown of the related party transactions.

3.    a)    Securities issued during the period

Date of		Type of				Type of	Commission
Issue	Type of Security	Issue	Number	Price	Proceeds	Consideration	Paid

18-Aug-03	Common shares	Warrants	10,000	$0.12	$1,200	Cash	$0
26-Aug-03	Common shares	Warrants	50,000	$0.25	$12,500	Cash	$0
		Convertible
17-Sep-03	Common shares	Debenture	10,825,966	$0.20	$2,159,406	Cash	$86,376

b)     Options granted during the period

None

4.    a)     Authorized share capital

100,000,000 common shares without par value

b)    Issued and outstanding share capital

20,044,202 shares at a recorded value of $13,881,618

c)     Options, warrants and convertible securities

Type of		Exercise
Security	Number	Price	Expiry Date

Options	555,000	$0.35	August 6, 2004
Options	40,000	$0.40	August 21, 2004
Options	25,000	$0.67	September 10, 2004
Warrants	495,000	$0.12	July 8, 2004
Warrants	888,000	$0.25	July 17, 2004
Warrants	200,000	$0.40	October 15, 2004
Warrants	256,756	$0.50	January 10, 2005
Warrants	2,000,000	$0.45	September 8, 2005

d)    Number of shares subject to escrow or pooling agreements

None

5.    Directors and officers of the Company

David Patterson                                            Chairman of the Board of Directors
Harvey Keats                                                Director and President
Kerry Sparkes                                               Director
Rex Gibbons                                                  Director
Shirley Mooney                                              Secretary

Principal Activity of the Company

Terra Nova Gold Corp. is a gold exploration company with an interest in two projects in Newfoundland, Canada, the Cape Ray Project and the South Quinn Lake Project.

Cape Ray Project, Newfoundland

In August 2002, the Company entered into an option agreement with South Coast Ventures Inc. to acquire a 100% interest in the Cape Ray Property, located in southwest Newfoundland.

The Cape Ray Gold Project is an advanced stage exploration project, consisting of 46 claims, with four known deposits related to the Cape Ray Fault Zone. The Project has three separate claim groups: 1) the Cape Ray claim group, which contains the 04 and 41 deposits; 2) the Big Pond claim group, which contains the Big Pond deposit; 3) the Isle aux Morts claim group, which contains the Isle aux Morts deposit.

Since entering into the option agreement to acquire the Cape Ray Property, the Company has carried out three exploration programs: 1) the Fall 2002 program; 2) the Spring 2003 program; and 3) the Fall 2003 program. A summary of the Fall 2003 program is provided below.

The Fall 2003 Program consisted of 1,933 metres of BQ diamond drilling in 24 holes. Sixteen holes totalling 1,379 metres were drilled in the Big Pond deposit, two holes totalling 106 metres were drilled in the 04 deposit, two holes totalling 121 metres were drilled in the Isle aux Morts deposit and four holes totalling 346 metres targeted IP geophysical anomalies in the Isle aux Morts area. The Fall 2003 program was reported on in detail in the Company's news release dated November 17, 2003.

Drilling by previous owners on the Big Pond deposit identified two poorly defined parallel-plunging mineralized quartz vein shoots within a more widespread mineralized system. Four previous holes in the ‘A’ shoot averaged 12.8 g/t over 2.3 metres. Three previous holes in the ‘B’ shoot averaged 14.7 g/t over 1.3 metres. The Big Pond shoots were intersected with widely spaced holes from 25 metres to 120 metres below surface. There is also an intersection of 30.0 g/t over 0.2 metres which may be on the edge of a third parallel-plunging mineralized shoot.

The Fall 2003 Program was designed to better define the known mineralized shoots at Big Pond and identify their down plunge extension.

Ten holes drilled into the ‘A’ shoot at Big Pond intersected gold mineralization. One additional hole targeting the ‘A’ shoot was abandoned due to mechanical problems, and one hole encountered no significant gold mineralization. Highlights include 6.99 g/t Au over 3.15 metres in BP-03-01, 10.51 g/t Au over 1.31 metres in BP-03-04 and 6.24 g/t Au over 3.04 metres in BP-03-15.

Drilling has indicated that the ‘A’ shoot is much more complex than previously anticipated. The vein ranges from 0.61 metres thick to 5.30 metres thick, and consists of both competent cohesive quartz and quartz breccia with 10 to 20% wall rock fragments. Gold mineralization is highly dependant upon sulphide content, and thick intersections of vein material are not indicative of high grade gold. Pyrite content ranges from trace to 75% sulphide. The vein also appears to have a much steeper plunge than previously thought and remains open down dip and down plunge.

The mineralized vein was intersected in three of the four holes drilled into the ‘B’ shoot at Big Pond, however results were insignificant. Management is currently assessing its interpretation of the ‘B’ shoot in light of the previous high grade intercepts in the ‘B’ shoot.

In August 2003, an IP geophysical survey was carried out over a portion of the Isle aux Morts property by Discovery International Geophysics Inc. Several highly chargeable and resistive targets similar to, but distinct from, the known Isle aux Morts deposit were identified. In the Fall 2003 Program, 4 BQ holes tested IP geophysical anomalies to the north of the known Isle aux Morts deposit; none of the holes encountered significant gold mineralization.

Two BQ holes, IMR-03-11 and IMR-03-12, both drilled to test the down dip extension of the known Isle aux Morts deposit encountered significant gold mineralization. Down-hole intervals are interpreted to be close to true width. IMR-03-11 encountered 6.1 metres of 9.99 g/t Au, including 3 metres of 16.60 g/t Au all in sulphide bearing quartz vein. IMR-03-12 encountered 16.6 metres of 3.33 g/t Au, including 4.6 metres of 5.23 g/t Au in sulphide bearing metasediments and quartz vein.

Two holes were drilled in the 04 deposit on the Cape Ray Claim Group in the Fall 2003 program. CR-03-08 was successful in tracing a known mineralized zone to surface and intersected 1.52 metres of 30.1 g/t Au. CR-03-09, designed to better define the limits of the mineralization in a known vein, encountered no significant gold mineralization but is believed to have intersected a late fault.

In conjunction with Cornestone Capital Resources Inc., an adjoining landowner, the entire Cape Ray Property was flown in September 2003 with a high resolution gradient aeromagnetic survey on a 100 metre line spacing. The survey, the results of which are currently being interpreted, has the potential to identify new areas for detailed follow-up and to identify possible extensions to the known deposits.

Management is currently planning an extensive 2004 diamond drill program for the Cape Ray Project. The 2004 Program will focus on expanding the known deposits and on exploring for new mineralized zones.

South Quinn Lake Project, Newfoundland

The Company has an option to acquire a 100% interest in the South Quinn Lake property, which is comprised of 12 mineral claims located in central Newfoundland.

Noranda previously held the South Quinn claims and discovered high grade gold mineralization in quartz bearing boulders related to regional till geochemistry anomalies. Several strong soil geochemical and geophysical anomalies are coincident with the highest grade boulders. Values in the boulders range from 9.4 grams per tonne gold to 30.8 grams per tonne gold. The source of the high grade boulders has never been found.

In August 2002, the Company began an initial phase of work consisting of re-establishing the grid, geological mapping, prospecting and geophysics to trace the full extent of the previously identified mineralized zone, to verify existing targets in preparation for drilling. The program which was completed in October 2002, re-established the grid and identified gold geochemical anomalies which are coincident with untested geophysical anomalies. These targets are now ready for drill testing.

On May 12, 2003 the Company announced that it had entered into an option and joint venture agreement with Bayswater Ventures Corp. ("Bayswater") whereby the Company has agreed to grant Bayswater an option to acquire 95% of the Company’s interest in the South Quinn Lake Project. Bayswater is expected to begin an initial 3 hole diamond drill program in May 2004, to evaluate the untested geophysical anomalies.

Operating Results

During the six months ended January 31, 2004, the Company incurred a loss of $260,057 (2003 - $474,914). The Company’s loss per share was $0.02 for 2004 compared to a loss per share of $0.07 for 2003.

Effective July 31, 2003, the Company changed its method of accounting for mineral exploration expenditures, from deferring them until the viability of a project was determined, to charging them to operations as incurred. Under the new policy, only expenditures incurred on properties identified as having substantial evidence that a commercial body of ore has been located are capitalized and accounted for in accordance with the Company’s accounting policy for mineral properties.

The new policy is consistent with current reporting practices in the mining industry and management considers the change will appropriately present the Company’s operations and financial position. This change in accounting policy has been applied retroactively to 2003 and as a result, the loss has been increased by $185,298 to $474,914 and loss per share has increased by $0.03 to $0.07 for the six months ended January 31, 2003 while the loss has been increased by $146,410 to $235,028 and loss per share has increased by $0.02 to $0.03 for the three months ended January 31, 2003.

During the period, the Company spent $226,399 (2003 - $139,455) on exploration of its Cape Ray property. The Company received $115,735 (2003 - nil) from the Government of Newfoundland and Labrador through their Junior Company Exploration Assistance Program. These monies are used to offset exploration expenditures. During the six months ended January 31, 2004, the Company spent only $500 (2003 - $45,843) on its South Quinn property as this property has been optioned to Bayswater (see above).

Effective August 1, 2003, the Company has adopted the new recommendations of the Canadian Institute of Chartered Accountants Handbook section 3870, Stock-based Compensation and Other Stock-based Payments .

This new section requires that a fair value based method of accounting must be used for all stock-based payments to employees, directors and non-employees.

Accordingly, starting August 1, 2003, compensation expense is determined when stock options are granted and is recognized over the vesting period of the options. The compensation expense is determined as the fair value of the option at the date of grant using an option pricing model.

The Company has chosen early adoption of this new policy and therefore will be accounting for the fair value of stock-based payments on a prospective basis with no restatement of prior periods. The Company did not grant any stock options during the three months ended October 31, 2003.

Most of the expenditure line items have decreased during the six months period ending January 31, 2004 compared to 2003. During the period Management curtailed travel and promotion significantly as the Company was only carrying out a limited exploration program at the time. This has also resulted in a corresponding decrease in filing fees, legal fees, printing, telephone and communication costs. It is expected that travel and promotion costs will increase in the near term as the Company carries out a more substantial exploration program on the Cape Ray Project in the summer of 2004.

Office and miscellaneous has more than doubled during the six months ended January 31, 2004 compared to 2003 due primarily to the Company being assessed taxes, interest and penalties totaling $13,348 by the Canada Revenue Agency for incomplete flow-through share renunciation returns dating back to fiscal 1998. The Company has settled these one time charges and does not anticipate any further costs relating to these returns.

The Company paid $52,267 (2003 – nil) to the President and two directors for management services provided to the Company.

The Company paid a private company $42,000 (2003 - $28,000) for accounting, secretarial and general administrative services and paid the same private company $6,000 (2003 - $7,000) for rent.

The Company’s interest income has increased by $17,185 in 2004 compared to 2003 because the Company’s cash balance has been much higher during the first six months of 2004 compared to 2003.

Liquidity and Capital Resources

As at January 31, 2004, the Company had working capital of $1,691,343 compared to a working capital deficit of $9,774 at July 31, 2003. The increase in working capital is mainly attributable to the completion of the investment agreement described below.

On August 27, 2003, the Company completed an investment agreement with Ocean Resources Capital Holdings Plc. ("ORCH"), a company whose shares were admitted to trading on the Alternative Investment Market ("AIM") of the London Stock Exchange on February 28, 2003, whereby, ORCH issued to the Company a total of 5,200,000 units in the capital of ORCH (the "Units") at £0.50 per Unit (each Unit consisting of one share and one warrant entitling the holder thereof to acquire one additional share together with one secondary warrant at any time following the issuance of the Units). As consideration, the Company issued to ORCH a loan note (the "Note") in the principal amount of £2,600,000. The Note was convertible and redeemable into common shares of the Company, was unsecured and bore interest at 12% per annum payable by half yearly installments on December 31 and June 30 of each year. The Company sold the 5,200,000 Units and realized net sale proceeds of $2,159,406. The Company paid a finder’s fee in the amount of $86,376.

In accordance with the terms of the investment agreement, ORCH was granted the right to convert the entire £2,600,000 principal amount of the Note to common shares of the Company at C$0.60 per share, for 10,825,966 shares (the "Conversion Shares"), calculated on a previously agreed conversion ratio between the British pound and the Canadian dollar of 1 to 2.4983. No interest was due or payable on the Note at that time, and so no interest was converted.

In addition, the Company issued to ORCH 2,000,000 share purchase warrants entitling ORCH to acquire up to 2,000,000 common shares of the Company at $0.45 per common share expiring on September 8, 2005.

The debenture conversion price of $0.60 per Company common share and the £0.50 value of the ORCH units were established at the time that ORCH initiated discussions to invest in the Company. Subsequently, due to market conditions, ORCH and the Company agreed to proceed with the issuance of the convertible debenture, provided that ORCH was obligated to immediately convert the debenture into Company common shares. The Company required this obligation because the Company would not be able to realize proceeds on the sale of the Units equivalent to the face value of the convertible debenture.

Accordingly, the transaction has been accounted for as an issuance by the Company of 10,825,966 shares for the $2,159,409 realized on the sale of the Units. Share capital has been credited with $2,159,409 less a finder’s fee of $86,376.

The Company also received $13,700 during the six months ended January 31, 2004 pursuant to the exercise of 60,000 warrants.

It is expected that the Company’s current working capital will be sufficient to meet its exploration commitments and its operating costs for 2004.

Investor Relations

The Company responded to shareholder inquiries.

Subsequent Events

The Company has announced a $743,325 private placement. These funds will be raised by the Company issuing a total of 2,123,786 units at a price of $0.35 per unit. Each unit is comprised of one common share and one share purchase warrant entitling the holder to purchase one additional common share of the Company at a price of $0.35 for two years. A portion of the units will be flow through units. At the date of this report the private placement has not closed. The private placement is subject to approval of the TSX Venture Exchange.

On March 5, 2004, the Company granted 2,810,000 stock options to certain of its directors, officers and employees. The options are exercisable at $0.35 per common share for a period of two years.